SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

RC VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,001,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,001,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,001,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

RYan cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,001,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,001,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,001,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 36467W109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 10, 2021, the Reporting Persons entered into an Agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer increased the size of the Board of Directors (the “Board”) from ten to thirteen members and appointed Alan Attal, Ryan Cohen and Jim Grube (the “New Directors”) as directors with terms expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), whereat the size of the Board will be reduced by four members and the New Directors will be nominated for re-election alongside incumbent directors Paul Evans, Reginald Fils-Aimé, George Sherman, William Simon, Carrie Teffner and Kurt Wolf. The Issuer also agreed not to increase the size of the Board beyond nine members subsequent to the date of the 2021 Annual Meeting or seek to classify the Board, in each case, prior to the expiration of the Standstill Period (as defined below) without the Reporting Persons’ consent.

Pursuant to the Agreement, the Reporting Persons agreed to certain customary standstill restrictions from the date of the Agreement until the earlier to occur of (i) 30 calendar days prior to the deadline for submission of stockholder nominations of director candidates for the Issuer’s 2022 annual meeting of stockholders or (ii) 120 calendar days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Reporting Persons also agreed to vote their Shares (i) in favor of the election of all director candidates nominated by the Board and (ii) in accordance with the Board’s recommendation with respect to any other matter presented to stockholders of the Issuer; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election of directors), the Reporting Persons are permitted to vote in accordance with ISS’s and Glass Lewis’ recommendation; provided, further, that the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of stockholders of the Issuer. During the Standstill Period, the Reporting Persons also agreed not to acquire beneficial ownership of, or economic exposure to, more than 19.9% of the outstanding Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 10, 2021, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated January 10, 2021.

CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

RC Ventures LLC

By:	/s/ Ryan Cohen
	Name:	Ryan Cohen
	Title:	Manager

/s/ Ryan Cohen
Ryan Cohen